Mail Stop 6010                                                    July 3, 2006

Larry Lunan
President
Southland Health Services, Inc.
2344 Woodridge Avenue
Kingsport, TN 37664

**Re:     Southland Health Services, Inc.**
**Form S-1 filed June 7, 2006**
**Filed June 7, 2006**

 Dear Mr. Lunan:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.  If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

2. In your response letter, please state our comment and then explain each change that has been made in response to a comment.  In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

3. Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K.  We note, for example, that you have

not filed the opinion or consent of your legal counsel, along with other exhibits. Please note that we may have comments on these materials once they are filed.

4.  The staff notes that some of the shares registered for the spin-off will be resold and are also being registered for resale. The shares held by the parent & affiliates of the parent should be registered only for resale as they will either not be spun-off or, if they will be spun-off, their distribution to affiliates will be exempt from registration. All of the shares should be registered only once; either for the spin-off or for the resale. Accordingly, the cover page of the registration statement should include the following information.

    - You should disclose that shares being spun-off to non-affiliates of the parent will be registered for distribution in the spin-off. You should disclose the number of shares being registered only in the spin-off.
    - You should disclose that shares being retained by the parent or being spun-off to affiliates of the parent will be registered for possible resale but not for the spin-off. You should disclose the number of shares being registered for resale.
    - You should indicate on which page of the prospectus you identify the selling shareholders.
    - As there is currently no market for the shares, you must state the fixed price at which the selling shareholders will offer the shares until such time at which the shares may trade on the NASDAQ system. You may also state that the shares will be resold at market if and when the shares trade on the NASDAQ system. Please note that accordingly you should modify your current disclosure on page 15 under the caption "Determination of Offering Price and on pages 17 – 19 under the caption 'Plan of Distribution.

5.  Based upon the fact that you are including a resale in which selling stockholders will sell their shares independently and the undertakings you have provided, it appears that you are attempting to register a continuous offering. If so, please check the Rule 415 box on the cover page of the registration statement.

Prospectus Summary, p. 1

6.  Please disclose the factors considered in determining the fixed price at which the selling shareholders will sell their shares for resale until such time at which the shares are traded on the NASDAQ system.

7.  We note your statement that you are "a leading provider" of emergency medical transportation services and your references to a "long track record of delivering excellent service..." Statements of opinion of this type are not appropriate for a

registration statement.  Please delete this reference and limit your discussion to facts that may be observed and measured.

8.  Please provide a more balanced summary of the company.  In this regard, we note that you have not included a discussion of the risks associated with the company.  Please provide a summary of these risks in disclosure that should be at least as prominent as your discussion highlighting your competitive strengths.

Risk Factors, p. 4
Even if we are able to raise additional financing…, p. 4

9.  You have indicated that you may have to accept additional funding on terms that are not advantageous to existing shareholders.  Please explain briefly how the different possibilities described in the risk factor, such as selling at a discount or pursuant to onerous terms, represent a risk to investors.

Servicing our debt…, p. 5

10. Please consider whether the inability to service debt could lead to more severe consequences than you have disclosed, such as the company going out of business.

We could be subject to lawsuits…, p. 5

11. As currently presented, this disclosure is generic in that it refers to the possibility of lawsuits that may have a material impact on the company.  However, in light of the significance and volume of litigation the company is facing as set forth in the Business section, you should revise this disclosure to disclose the specific proceedings the company is facing and their potential impact on your business.

We are subject to decreases in our revenue and profit margin…, p. 5

12. Please provide an explanation of the term fee-for-service medical transports.  Please also describe the specific arrangements that lead to variability of revenue but not in cost.

We may not be able to successfully recruit and retain…, p. 5

13. You have referred to problems you have faced with recruiting.  Please provide more specific detail regarding these past problems and describe how the company resolved these challenges.

<u>We depend on our senior management…, p. 6</u>

14. Please describe any problems that you have faced of the type described in this risk factor. If any key personnel have plans to leave the company in the near future, please disclose this fact as well.

<u>The high level of competition…, p. 7</u>

15. Please describe any specific competitive advantages that your competitors have in the industry.

<u>Our business depends on numerous complex information systems…, p. 7</u>

16. Please expand this risk factor to provide more information about your systems so that investors can understand the risks posed in their proper context. You should explain what the systems are and what functions they serve for the company. You should also disclose the specific types of problems that may arise from the delays and complications you reference.

<u>Our ability to obtain adequate bonding coverage…, p. 8</u>

17. Please explain what bonding coverage is and why your business is dependent upon the ability to obtain coverage. Please also disclose any specific facts or circumstances which might make it difficult to obtain coverage and describe any problems you have faced obtaining coverage in the past.

<u>We may make acquisitions…, p. 8</u>

18. Please disclose whether the company is currently contemplating any acquisitions.

<u>Business, p. 22</u>
<u>Overview, p. 22</u>

19. As noted in our comment above, statements such as "excellent" customer service and "our personnel's commitment to their profession and communities…drives…our success" are not appropriate for the registration statement. Please limit your disclosure to observable facts.

20. Where you cite statistics in the disclosure, please disclose the source of your figures. If the figures are based upon your own estimates, please disclose how you arrived at the estimates. The following list is an illustrative and not exhaustive list of statements that should be supported:
    - …the ambulance services market...$6 to $9 billion per year

- …15,000 private, public and not for profit…36 million ambulance transports in 2004
- …number of transports will grow…1% to 2% per year
- …collective revenue…$7billion per year…
- Revenue…has grown at 5% to 7% per year…

Legal proceedings, p.38

21. Item 103 of Regulation S-k requires that with respect to any legal proceedings, the company include a "description of the factual basis alleged to underlie the proceeding."   As currently presented, your disclosure does not include this information for each proceeding you have described.  Please revise your disclosure to include this information.

Consolidated Financial Statements

22. We note a number of line items within your financial statements which do not have any amounts attributable to them.  Please remove these line items or tell us why these line items are necessary.

Consolidated Balance Sheets, page 42

23. In accordance with Rule 5-02.30 of Regulation S-X, for each class of common shares state, on the face of the balance sheet, the number of shares issued or outstanding.  We note on page 51 that you state the amount of shares authorized and outstanding but this information should be presented for each period for which an income statement is required.

Consolidated Statement of Income, page 43

24. Please tell us why you have included the line item "net income/(loss) from operations" as there does not appear to be any differences between these amounts and your disclosure of net income.  Please advise or remove this line item.

25. Please revise your earnings per share line item caption to remove the reference to "from operations" as there appears to be no difference between net income/(loss) from operations and net income/(loss).

26. Please tell us why your have presented "net comprehensive income/(loss) per share" as it appears that you do not have any items of other comprehensive income.  Please revise or advise.

27. We noticed that you have completed a stock split during the year ended December 31, 2005.  Please retroactively revise your earnings per share calculations for the years ended December 31, 2004 and 2003 in accordance with paragraph 54 of

SFAS 128.  Additionally, please tell us how your current presentation within your Consolidated Statement Changes of Stockholders' Equity is appropriate.  Please cite accounting literature relied upon, as appropriate.

Consolidated Statement Changes of Stockholders' Equity, page 44

28. In accordance with Rule 3-04 of Regulation S-X please include the year ended December 31, 2003.  Please note that the audit report indicates that this period has been audited.  Furthermore, please label the March 31, 2006 line item as unaudited.

Notes to Consolidated Financial Statements, page 46

29. We note that the notes to consolidated financial statements are labeled as March 31, 2006 and December 31, 2005 and 2004.  Please note that in accordance with Rule 4-08 of Regulation S-X the notes shall be provided for each statement required to be filed.  Therefore, you would be required to include notes for December 31, 2003 as well.  In addition, please note that you should also include March 31, 2005 in accordance with Article 10 of Regulation S-X.  The March 31, 2006 and March 31, 2005 headings should clearly be labeled unaudited.  Please revise.

Note 1: Summary of Significant Accounting Policies

Basis of Reporting, page 46

30. We note your disclosures regarding the May 2, 2004 simultaneous acquisition of Emergystat, Inc, and Southland Health Services, LLC in a common stock exchange transactions.  Please tell us how you have accounted for these transactions. Specifically address whether the acquisition of Emergystat resulted in a reverse acquisition, whether the entities were under common control prior to acquisition, and how Bad Toys Holdings, Inc. became the sole owner of the company.  For each transaction accounted for as a business combination, please tell us and disclosure the purchase price and your allocation of the purchase price to the assets and liabilities of the target companies.  As this was an all stock transaction, please tell how you valued the stock transferred to establish the purchase price.

31. As you only acquired a 92% ownership in Emergystat, Inc., please tell us how you have accounted for the minority interest in this company and where these amounts are presented on your balance sheet.

32. We note that you exchanged 20% of the outstanding stock of Southland Health Services, Inc. for 100% of the equity interest in Southland Health Services, LLC

in what appears to be an all stock transaction.  Please tell us why you disclose a
cash outflow within your Consolidated Statement of Cash Flows for this
acquisition or revise your notes to disclose this provision of the purchase
agreement.

33. Please tell us your basis for presenting financial information as of and for the year
ended December 31, 2003 on a combined basis when the 2005 and 2004 financial
statements are on a consolidated basis.  Please cite the accounting literature relied
upon to be able to present this information.

Description of Business Operations, page 46

34. As the Company is wholly owned subsidiary of Bad Toys Holding, Inc., please
confirm to us that the historical financial statements of the Company reflect all of
its costs of doing business and that no other costs were incurred by the parent on
its behalf that were not reflected within these financial statements.  Additionally,
for all expenses allocated from the parent, please disclose an explanation of the
allocation method used within your notes to the financial statements along with an
assertion from management that the method is reasonable.  Please refer to SAB
Topic 1.B.

Property and Equipment, page 46

35. We note that there was a one-time write-off of goodwill in the fourth quarter of
2004.  Please expand your disclosure to provide more information regarding the
facts and circumstances that lead to initial capitalization of this goodwill balance,
and current factors that lead to the write-off during the year ended December 31,
2004.

Note 4: Notes Payable, page 48

36. We note that the table of long-term debt maturities is as of March 31, 2006.
Please revise to present as of December 31, 2005.  Additionally, please tell us
whether 2008 and after include amounts to be paid subsequent to 12/31/08 and
why you believe the current presentation is appropriate.

Ambulance financing, page 48

37. Please disclose the range of dates the installment notes and lease arrangements
mature.  Additionally, please tell us and discloses the significant provisions of the
lease arrangements, whether these arrangements were accounted for as capital
leases, and, if so, please include the SFAS 13 required disclosures regarding
capital leases.

Requisition Debt, page 48

38. Please confirm to us that the "requisition debt" is the same note payable as the "acquisition debt" disclosed in the table above. Further, please tell us and revise current disclosure to explain why and how management "rolled up" Southland Health Services, LLC, and where the $1.1 million note payable is recorded within the financial statements or tell us and disclose how the $1.1 million reconciles with the amounts presented in the table. Lastly, please explain further the situation that led to you making certain payments directly to other creditors of QCAS when you do not have primary responsibility.

Note 5. Income Taxes, page 49

39. Please revise your notes to include the disclosures required by paragraphs 43 through 49 of SFAS 109 or tell us why management excluded this information.

40. Please present proforma income statement for the most recent year and interim period reflecting a tax provision calculated on the separate return basis or explain to us why proforma information is not needed. Please refer to Question 3 of SAB Topic 1B.

Note 6. Leases, page 49

41. Please clarify your disclosures to indicate the difference between lease expense and rent expense. If these amounts are comparable between fiscal years, please explain to us and disclose why the substantial increase in 2005 and whether management intends to renew these leases.

Note 7: Notes Receivable, page 49

42. Please confirm whether the rent due to Mr. Crawford is included in the future minimum lease payments included in Note 6. Additionally, please tell us and clarify within your notes, how you account for the "application to the note" of the monthly rent you pay to Mr. Crawford. Please cite appropriate accounting literature relied upon by management.

Note 8: Legal Matters, page 50

Pacific Capital, L.P. V. Emergystat, Inc., et al.

43. Please clarify to us and within your notes, the sentence which states the belief that the Company "has no liability beyond the recorded purchase of certain assets." Please tell us whether a liability was recorded, the amount of the liability

recorded, if any, and the nature and the amount of the assets at risk from this lawsuit.

44. On the top of page 50 almost the entire beginning paragraph for the case Bad Toys Holdings, Inc. v. Glenn Crawford is missing.  Please revise.

Note 10. Employee Benefits, page 51

45. Please disclose the amount of any match or discretionary payments made by the Company to the 401(k) plan as required by paragraph 11, of SFAS 132(R).

Selected and Supplementary Financial Data, page 52

46. We note that your table of Other Financial Data on page 54 includes EBITDA and EBITDA as a percentage of net sales.  Item 10(e) of Regulation S-K allows the use of EBITDA for non-GAAP liquidity measures, but not for performance measures.  If you intend to use EBITDA as a performance measure we believe you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.  We believe that burden is not easily met.  Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (which can be found at the following website address: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm ) and note that at a minimum the following disclosures are required:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

47. Please eliminate the reference to the safe harbor provisions of the Reform Act as these provisions do not apply to a company making its first public offering. .

Results of Operations, page 57

48. Please include a discussion of the change in other income/(expense) for all periods presented.

49. Please include an explanation for the decrease in other operating expenses from 2004 to 2005.

Liquidity, page 60

50. Please clarify whether the $2,800,000 of employment taxes has been accrued and address the criteria in paragraph 8 of SFAS 5.

Contractual Obligations and Commercial Commitments, page 60

51. We note that the total amount for operating lease obligations does not agree to the amounts shown in Note 6 on page 49. Please revise or advise.

Critical Accounting Policies and Estimates, page 61

Claims Liability and Professional Liability Reserves, page 61

52. Please revise your discussion and provide the following disclosures, as contemplated by Financial Reporting Codification Section 501.14 (Section V. of Financial Reporting Release 72):

   a. how accurate the estimate/assumptions have been in the past;

   b. how the estimate/assumptions have changed in the past and the effect the change had on your liquidity, financial position, and results of operations; and,

   c. whether the estimate/assumptions are reasonably likely to change in the future; if so and if the effect of that change would be material, qualitative and quantitative disclosure about this change and the effect it would have on your liquidity, financial position, and results of operations.

Trade and Other Accounts Receivable, page 61

53. Improve your disclosure regarding accounts receivable balances to provide an understanding of the composition of the balance to assist investors in assessing collectibility.

- Provide an aging of accounts receivable by payor classification with an emphasis on breaking out self-pay receivables,
- Disclose the days' sales outstanding for each period and provide a discussion in liquidity and capital resources of the reasons for significant changes from the prior period,
- Disclose the amount of the allowance for doubtful accounts and the qualitative factors effecting the estimate,
- Clarify how write-offs of accounts receivable are determined and recorded.

Revenue Recognition, page 62

54. Improve your disclosure regarding the estimated provisions for the contractual allowances and uncompensated care to provide an understanding of the accounting for these provisions, the qualitative factors affecting these estimates, the amount of and reasons for changes in these estimates, and quantitative disclosure of the amount of reasonably likely changes to the estimates. Please clarify when you record revenue and what the triggering events are for recognizing revenue. Please include your revenue recognition policy in Note 1 to the Consolidated Financial Statements. Disclose in the notes the amounts to determine gross revenue.

Directors, Executive Officers, Promoters and Control Persons, p. 64

55. Item 401 of Regulation S-K requires that you provide professional biographical information for the past 5 years, including dates. It appears that your disclosure probably includes information for the past 5 years, however, you should include dates with each position you list so that the information is clear in this regard.

Executive Compensation, p.66

56. Please file your employment agreement Alan Walls as an exhibit to the registration statement. We also note the current agreement is expiring this month. Please also file any extension or new employment agreement between the registrant and Mr. Walls.

57. Please provide a more fulsome description of the non-competition and confidentiality provisions contained in Mr. Walls' contract.

Security ownership of certain beneficial owners, p. 67

58. Item 403 requires that the table include all shares that the listed persons have the right to acquire within 60 days. Please make sure that the information you have

disclosed includes any such shares and then provide a representation to this effect in the disclosure.

Certain relationships and related transactions, p. 69

59. Item 601 of Regulation S-K requires that you file the agreements listed in this section as exhibits to the registration statement. Please file your agreements with Mr. Crawford.

60. Please expand your disclosure regarding these arrangements. Please disclose why the notes were made, when they were made and all material terms of the loans, including but not limited to the six year maturity schedule. Also disclose the current rate of interest.

61. You should clarify the reasons for and the circumstances related to the provision of the agreement with Mr. Crawford disclosed in the third sentence of the second paragraph of this section. Quantify the amounts owing to the company due to this provision.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert this action as defense in any proceeding initiated by

the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director


cc: John Giordano
    Bush Ross, PA
    220 South Franklin
    Tampa, Florida 33602
    F: 813-223-9620